

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 30, 2018

Via Email
Mr. Bryan McLaren
Chief Executive Officer
Zoned Properties, Inc.
14300 N. Northsight Blvd., #208
Scottsdale, AZ 85260

> **Re:** **Zoned Properties, Inc.**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 13, 2018**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 000-51640**

Dear Mr. McLaren:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Isaac Esquivel

Isaac Esquivel
Staff Accountant
Office of Real Estate and
Commodities

Cc: Laura Anthony, Esq. (via Email)